NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190

September 1, 2010

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

RE: NCI, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on March 5, 2010

File No. 000-51579

Dear Ms. Jacobs:

On behalf of NCI, Inc. (the "Company"), this responds to your comment letter dated August 23, 2010, regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2009. Each of your comments is set forth below, followed by the Company's related response.

Executive Compensation, page 15 (Incorporated by Reference from the Definitive Proxy Statement filed on April 30, 2010)

SEC Comment No. 1

We note your response to prior comment 2. Please supplementally describe the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Response No. 1

As stated in our response to prior comment 2, the Company also does not base executive compensation solely on one financial criterion, such as earnings per share, but on several critical success factors so as to not place all of management's focus on achieving a single financial objective. The financial targets are all Company-wide objectives which limit the ability of a single person to influence individual or corporate wide incentive payouts.

In addition, we reached our conclusion based on the factors stated above as well as the structure of our company-wide compensation policies where the vast majority, over 95%, of all company-wide total compensation is base salary. The Company's overall incentive compensation structure does not lend itself to excessive risk taking where it could have a material adverse effect on the Company.

Benchmarking, page 16

SEC Comment No. 2

We note your response to prior comment 4 that you do not set a specific target percentile or range for executive compensation, but that the "officers' base salary, total cash compensation, and total direct compensation fell within the market range as determined by the Mercer Study." In future filings, please disclose where each element of compensation fell in the market range of the peer group and explain any significant deviation from the range.

Response No. 2

The Company confirms for future filings the Company will state where each element of compensation fell in the market range of the peer group and explain any significant deviation from the range.

Short-Term Incentive Compensation, page 19

SEC Comment No. 3

It appears that you have included the target levels for your performance measures (i.e., revenue, net income, and average quarterly days outstanding) under the short-term incentive compensation plan, but have not disclosed the maximum or threshold levels for each of the performance measures. We not that the executive officers were awarded bonus payments for 2009 based on performance levels that exceeded the target level. In future filings, disclose the threshold and maximum performance levels in addition to the target levels for each performance measure, and specify the company's actual achievement for each measure.

Response No. 3

The Company confirms for future filings the Company will disclose the threshold and maximum performance levels in addition to the target levels for each performance measure, and specify the company's actual achievement for each measure.

In connection with our responses to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please direct them to the undersigned at (703) 707-6571.

Very truly yours,

/s/ Judith L. Bjornaas

Judith L. Bjornaas

Executive Vice President and

Chief Financial Officer

cc: Ms. Jan Woo